UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TRINITY CAPITAL CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

NONE

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

Castle Creek Capital Partners VI, LP

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Castle Creek Capital Partners VI , LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,151,475 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,151,475 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,475 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)                                 This calculation is based on 11,660,491 shares of voting common stock of Trinity Capital Corporation outstanding as of November 1, 2018, based on information provided in the Merger Agreement (as defined below).

1	Name of Reporting Persons Castle Creek Capital VI LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,151,475 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,151,475 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,475 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)                                 This calculation is based on 11,660,491 shares of voting common stock of Trinity Capital Corporation outstanding as of November 1, 2018, based on information provided in the Merger Agreement.

Item 1.                                                         Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Voting Common Stock, no par value (the “Voting Common Stock”) of Trinity Capital Corporation (the “Issuer” or the “Company”).  The address of the principal executive officer of the Company is 1200 Trinity Drive, Los Alamos, New Mexico 87544.  This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on December 20, 2016 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”).  This Amendment is being filed to report the transactions described in Item 4 below, and to remove certain individuals as reporting persons (as further described in Item 2).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2.                                                         Identity and Background

Item 2 of the Schedule 13D is hereby amended to remove John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo and John T. Pietrzak, each of whom are managing principals of Castle Creek Capital VI LLC (“CCC VI”), as reporting persons.  Although each of Messrs. Eggemeyer, Thomas, Merlo and Pietrzak were previously included as reporting persons, upon further review, these individuals are not deemed to be beneficial owners of the Voting Common Stock owned by Castle Creek Capital Partners VI, LP (“Fund VI”) and thus have been removed as reporting persons.

Item 4.                                                         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Merger Agreement

On November 1, 2018, the Company and its wholly owned subsidiary, Los Alamos National Bank (“LANB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enterprise Financial Services Corp (“EFSC”) and its wholly owned subsidiary, Enterprise Bank & Trust (“EB&T”). Subject to the terms and conditions of the Merger Agreement, the Company will merge with and into EFSC, with EFSC being the surviving corporation (the “Merger”).  Immediately following the consummation of the Merger, LANB will merge with and into EB&T, with EB&T being the surviving bank.

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of the Voting Common Stock and the Company’s non-voting common stock, no par value (the “Non-Voting Common Stock”), (except for cancelled shares and Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive (i) 0.1972 shares of EFSC’s common stock and (ii) $1.84 in cash, without interest, with any fractional shares paid in cash.  Under the Merger Agreement, Tony Scavuzzo, a Principal of CCC VI and current member of the Company’s board of directors, will be appointed to the board of directors of EFSC effective at or immediately following the Effective Time.

The closing of the Merger is subject to customary closing conditions, including among other things approval of the Merger Agreement by the Company’s shareholders and receipt of certain governmental and regulatory consents and approvals.

The foregoing reference to and descriptions of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Voting Agreement

In connection with the execution of the Merger Agreement, Fund VI entered into a voting agreement (the “Voting Agreement”) with the Company and EFSC.  Subject to the terms and conditions of the Voting Agreement, Fund VI agreed, among other things, to vote the shares of Voting Common Stock beneficially owned by Fund VI in favor of the Merger and the Merger Agreement and against any Superior Proposal, Acquisition Proposal (each term as defined in the Merger Agreement) and certain other actions.  In connection therewith, Fund VI appointed EFSC as its proxy and attorney-in-fact to vote or act by written consent in accordance with the Voting Agreement.

Pursuant to the Voting Agreement, Fund VI is subject to certain restrictions regarding transferring or encumbering, or entering into any other voting arrangements with respect to, the Voting Common Stock held by Fund VI.  Fund VI also waived any appraisal or dissenters’ rights in connection with the Merger.  The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the date on which the Merger Agreement is terminated in accordance with its terms and (iii) upon any modification, waiver or amendment of the Merger Agreement that either materially adversely affects Fund VI or adversely affects the consideration payable to the Company’s shareholders.

The foregoing reference to and descriptions of the Voting Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the Voting Agreement, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 5.                                                         Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated, with effect from the date of the event giving rise to this Amendment, with the following:

Reporting Person	Amount Beneficially Owned	Percent of Class (3)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VI, LP (1)	1,151,475	9.9%	0	1,151,475	0	1,151,475
Castle Creek Capital VI LLC (2)	1,151,475	9.9%	0	1,151,475	0	1,151,475

(1)            Excludes 3,901,192 shares of Non-Voting Common Stock owned by Fund VI.

(2)         CCC VI disclaims beneficial ownership of the Voting Common Stock owned by Fund VI, except to the extent of its pecuniary interest therein.

(3)   This calculation is based on 11,660,491 shares of Voting Common Stock outstanding as of November 1, 2018, based on information provided in the Merger Agreement.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Amendment is hereby incorporated by reference.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of November 5, 2018, by and between Castle Creek Capital Partners VI, LP and Castle Creek Capital VI LLC.
Exhibit 99.2

Agreement and Plan of Merger by and among Enterprise Financial Services Corp, Enterprise Bank & Trust, Trinity Capital Corporation and Los Alamos National Bank, dated as of November 1, 2018 (incorporated by reference to Exhibit 2.1 to Trinity Capital Corporation’s Current Report on Form 8-K filed on November 1, 2018).

Exhibit 99.3	Voting Agreement, dated as of November 1, 2018, by and among Trinity Capital Corporation, Enterprise Financial Services Corp. and Castle Creek Capital Partners VI, LP.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2018

CASTLE CREEK CAPITAL PARTNERS VI, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL VI, LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D (TRINITY CAPITAL CORPORATION)